Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Leo Holdings Corp. II (ROC #365725) (the “Company”)

TAKE NOTICE that by Minutes of the Extraordinary General Meeting of the Company held on 12 October 2023, the following special resolutions were passed:

Proposal No. 1—The Extension Amendment Proposal—

RESOLVED, as a special resolution that:

a)	Article 49.4(a) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4(a):

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 12 November 2023 (or 12 October 2024, if applicable under the provisions of this Article 49.4(a)) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less taxes payable and up to US$100,000 of interest to pay liquidation expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Notwithstanding the foregoing or any other provisions of the Articles in the event that the Company has not consummated a Business Combination within thirty-four months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to eleven times by an additional one month each time after the thirty-fourth month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until forty-five months from the closing of the IPO, provided that the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) will deposit US$240,000 into the Trust Fund for each such monthly extension, for an aggregate deposit of up to US$2,640,000 (if all eleven additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will repay the amounts loaned under the promissory note. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

b)	Article 49.4(b) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4(b):

“In the event that any amendment is made to Article 49.4 that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within Thirty-four months (or up to forty-five months, if applicable under the provisions of Article 49.4(a)) after the date of the closing of the IPO, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund not previously released to the Company (net of taxes payable), divided by the number of then Public Shares in issue.”

Proposal No. 2—The Redemption Limitation Amendment Proposal—

RESOLVED, as a special resolution that:

a)	Article 49.2(b) of Leo’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.2(b):

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then Public Shares in issue, provided that the Company shall not be required to repurchase Shares unless the Business Combination to which the tender offer relates is consummated or is being substantially concurrently consummated.”

/s/ Wai Yan Ng
Wai Yan Ng
Corporate Administrator for and on behalf of
Maples Corporate Services Limited

Dated this 12th day of October 2023